CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$78,493,000	$9,120.89

PROSPECTUS Dated November 21, 2014	Pricing Supplement Number: 6663 Filed Pursuant to Rule 424(b)(2)
PROSPECTUS SUPPLEMENT Dated November 21, 2014	Dated December 8, 2014 Registration Statement: No. 333-200440

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Floating Rate Notes)

Investing in these notes involves risks. See “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission and in the Prospectus and Prospectus Supplement pursuant to which these notes are issued.

Issuer:	General Electric Capital Corporation
Trade Date:	December 8, 2014
Settlement Date (Original Issue Date):	December 11, 2014
Maturity Date:	December 15, 2054
Principal Amount:	US$ 78,493,000
Price to Public (Issue Price):	100%
Agents Commission:	1.00%
All-in Price:	99.00%
Net Proceeds to Issuer:	US$ 77,708,070
Interest Rate Basis (Benchmark):	LIBOR, as determined by Reuters
Spread (plus or minus):	Minus 0.25%
Minimum interest rate:	0.00%

Filed Pursuant to Rule 424(b)(2)
Dated December 8, 2014
Registration Statement No. 333-200440

Index Currency:	U.S. Dollars
Index Maturity:	One Month
Index Payment Period:	Monthly
Interest Payment Dates:	Interest is payable monthly on the 15th day of every month, commencing on January 15, 2015 and ending on the Maturity Date. Long first coupon.
Initial Interest Rate:	To be determined two London Business Days prior to the Original Issue Date
Interest Reset Periods and Dates:	Monthly on each Interest Payment Date
Interest Determination Dates:	Monthly, two London Business Days prior to each Interest Reset Date
Day Count Convention:	Actual/360, Modified Following Adjusted
Business Day Convention:	New York
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Call Dates:	The Notes may be redeemed at the option of the Issuer commencing December 15, 2044. See “Additional Terms, Redemption of the Notes” below
Put Dates:	The Notes will be repayable at the option of the holder commencing December 15, 2016. See “Additional Terms, Repayment at Option of Holder” below
CUSIP:	36962G7L2
ISIN:	US36962G7L21

Filed Pursuant to Rule 424(b)(2)
Dated December 8, 2014
Registration Statement No. 333-200440

Redemption of the Notes.

The Issuer may at its option elect to redeem the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days’ prior written notice to the holders, on December 15, 2044 or on any business day thereafter at the following redemption prices corresponding to the periods set forth below (expressed as a percentage of the principal amount of the Notes), together with any unpaid accrued interest to the redemption date:

If Redeeming During The Period Set Forth Below	Price
December 15, 2044 through December 14, 2045	105.00%
December 15, 2045 through December 14, 2046	104.50%
December 15, 2046 through December 14, 2047	104.00%
December 15, 2047 through December 14, 2048	103.50%
December 15, 2048 through December 14, 2049	103.00%
December 15, 2049 through December 14, 2050	102.50%
December 15, 2050 through December 14, 2051	102.00%
December 15, 2051 through December 14, 2052	101.50%
December 15, 2052 through December 14, 2053	101.00%
December 15, 2053 through December 14, 2054	100.50%
December 15, 2054	100.00%

Repayment at Option of Holder.

The holders of the Notes may elect to cause the Issuer to repurchase the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days’ prior written notice to the Issuer, on December 15 of each of the years set forth below, at the amounts corresponding to the years set forth below (expressed as a percentage of the principal amount of the Notes), together with any unpaid accrued interest to the repayment date:

Repayment Date	Price
December 15, 2016	98.00%
December 15, 2017	98.00%
December 15, 2018	98.00%
December 15, 2019	98.00%
December 15, 2020	99.00%
December 15, 2021	99.00%
December 15, 2022	99.00%
December 15, 2023	99.00%
December 15, 2024	99.00%
December 15, 2025	100.00%
On December 15 of every third year thereafter, commencing on December 15, 2028	100.00%

Filed Pursuant to Rule 424(b)(2)
Dated December 8, 2014
Registration Statement No. 333-200440

Certain United States Tax Considerations.

The following discussion supplements the discussion contained in the Issuer’s Prospectus Supplement dated November 21, 2014 under the heading “United States Tax Considerations.” Prospective purchasers of Notes are advised to consult their own tax advisors with respect to tax matters relating to the Notes.

Notes Used as Qualified Replacement Property.

Prospective investors seeking to treat the Notes as “qualified replacement property” for purposes of section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that, in order for the Notes to constitute such qualified replacement property, the Notes themselves and the issuer must meet certain requirements. In general, qualified replacement property is a “security” issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of twenty-five percent of such corporation’s total gross receipts for such preceding taxable year (the “Passive Income Test”) and which meets the other relevant requirements of section 1042. The term “securities” is defined pursuant to section 1042 of the Code to include bonds, debentures, notes or other evidences of indebtedness of a corporation in registered form. The Internal Revenue Service (the “IRS”) has in some cases expressed the view that the definition of “security” in section 354 of the Code (which generally does not include short-term debt instruments) may also be relevant in applying section 1042. The Issuer does not express any conclusion on whether the Notes constitute “securities” for purposes of section 1042 of the Code and potential investors should consult their own tax advisors as to the appropriate characterization of the Notes as qualified replacement property for this purpose. In regards to the Passive Income Test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “Affiliated Group”) for purposes of computing the amount of passive investment income for purposes of section 1042. The Issuer believes that the Affiliated Group (which includes the General Electric Company and its controlled subsidiaries) did not, for the taxable year ending December 31, 2013, have passive investment income in excess of twenty-five percent of the Affiliated Group’s gross receipts for the year then ended. In making this determination, the Issuer has made certain assumptions and used procedures that it believes are reasonable. No assurance can be given as to whether the Issuer will continue to meet the Passive Income Test. In addition, it is possible that the IRS may disagree with the manner in which the Issuer has calculated the Affiliated Group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached.

Filed Pursuant to Rule 424(b)(2)
Dated December 8, 2014
Registration Statement No. 333-200440

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the “Underwriters”), as principal, at 100.00% of the aggregate principal amount less an underwriting discount equal to 1.00% of the principal amount of the Notes.

Institution	Commitment

UBS Securities LLC	$46,259,000
Wells Fargo Securities, LLC	$15,306,000
Morgan Stanley & Co. LLC	$10,899,000
Deutsche Bank Securities Inc.	$2,500,000
J.P. Morgan Securities LLC	$2,329,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$1,200,000

Total	$78,493,000

The Issuer has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

Legal Matters:

In the opinion of Fred A. Robustelli, as counsel to the Company, when the securities offered by this prospectus supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, arrangement or similar laws affecting the rights and remedies of creditors generally, including, without limitation, the effect of statutory or other laws regarding fraudulent transfers or preferential transfers, and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies, regardless of whether enforceability is considered in a proceeding of equity or law, provided that such counsel expresses no opinion as to the effect of any waiver of stay, extension or usury laws or provisions relating to indemnification, exculpation or contribution, to the extent that such provisions may be held unenforceable as contrary to federal or state securities laws, on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 21, 2014, which has been filed as Exhibit 5.1 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 21, 2014.